July 14, 2006	Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606-4637
Celeste M. Murphy Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com Michael L. Hermsen Direct Tel (312) 701-7960 Direct Fax (312) 706-8148 mhermsen@mayerbrownrowe.com
Re:	Canada Southern Petroleum Limited Schedule TO-T Filed by Canadian Oil Sands Limited and 1212707 Alberta Ltd. SEC File No. 5-80168
Dear Ms. Murphy:
This letter sets forth the responses of our clients, Canadian Oil Sands Limited (“Acquiror”), 1212707 Alberta Ltd. (“Offeror”) and Canadian Oil Sands Trust (“Trust”) to the comments set forth in the staff’s comment letter, dated July 7, 2007, in connection with the Tender Offer Statement on Schedule TO filed by the Acquiror and Offeror on June 26, 2006, as amended by Amendment No.1 to the Schedule TO filed on July 5, 2006, with respect to Offeror’s offer to purchase all of the issued and outstanding common shares of Canadian Southern Petroleum Ltd. For ease of reference, we have set forth each comment in the staff’s letter followed by our response of our clients. Certain terms used herein which are not defined have the meanings assigned to them in the Offer and Circular attached as an exhibit to the Schedule TO.
Schedule TO
General
1.	Comment: We note that 1212707 Alberta Ltd., the offeror, is an acquisition vehicle and a wholly-owned subsidiary of Canadian Oil Sands Limited, the acquiror, and an indirect wholly-owned subsidiary of Canadian Oil Sands Trust. Please provide a detailed analysis explaining why Canadian Oil Sands Trust has not been identified as a bidder on your Schedule TO-T. For a list of factors to be considered in determining the bidders in a tender offer, see the section entitled “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues Outline, dated November 14, 2000, available on our website at www.sec.gov. In this regard, please also not that the definition of bidder in Rule 14d-1(g)(2) includes any person “on whose behalf a tender
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Mayer, Brown, Rowe & Maw LLP
   Celeste M. Murphy
   July 14, 2006

offer is made . . . .” In the alternative, add Canadian Oil Sands Trust to an amended Schedule TO-T promptly.

Response: We have revised the Schedule TO to include the Trust as a bidder. It is important to note that all information concerning the Trust was included in the Offer to Purchase except for its business address and telephone number. We have amended Item 6 of the Circular portion of the Offer and Circular to include this information.
Summary Term Sheet, page 5
2.	Comment: Please revise you characterization of the information in the summary as “not complete.” The summary term sheet must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. Such summary may not be characterized as incomplete.

Response: We have amended the introductory paragraph in the Summary Term Sheet to delete any references to the discussion being incomplete.
Summary, page 9
3.	Comment: Please eliminate the phrase from the first paragraph that the summary “is qualified in its entirety” by reference to the detailed provisions of documents. The qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used in other places in the document with respect to summary of various agreements and laws, including at pages 29 and 38. Please revise accordingly.

Response: We have amended the Offer and Circular, particularly the introductory paragraph in the Summary, as well as Item 1 and Item 8 of the Circular portion of the Offer and Circular, to delete references to the discussion being qualified in its entirety.
Conditions, page 10
4.	Comment: The staff believes that all conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. Because the language in the penultimate sentence of this section states that the offer may waive any of the conditions at any time, both before and after the expiration, it appears the offeror intends for its conditions to survive offer expiration. Please revise here and throughout your disclosure, including the second sentence of the last paragraph of the Conditions section at page 21, to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to expiration.

Mayer, Brown, Rowe & Maw LLP
   Celeste M. Murphy
   July 14, 2006

Response: We have amended the Offer and Circular, particularly under the caption “Conditions of the Offer” in the Summary as well as Item 4 of the Offer portion of the Offer and Circular, to clarify that all conditions, other than those dependent upon the receipt of government approvals, will be raised or asserted prior to the Expiry Time.

5.	Comment: Please add here the disclosure that first appears on page 28, that you may amend the terms of the offer to reduce the minimum condition provided that it cannot be reduced below 50% of the outstanding common shares without the consent of the company. We believe that you should add similar disclosure to your conditions section.

Response: We have amended the Offer and Circular, particularly under the caption “Conditions of the Offer” in the Summary as well as Item 4 of the Offer portion of the Offer and Circular, to clarify that all conditions, other than those dependent upon the receipt of government approvals, will be raised or asserted prior to the Expiry Time.
Conditions of the Offer, page 20
6.	Comment: In our view you may condition a tender offer on any number of conditions, as long as they are described with reasonably specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph on this section on page 21, the phrase “regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror)” indicates that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise in accordance with our position.

Response: We have amended Item 4 of the Offer portion of the Offer and Circular to delete language in question.

7.	Comment: We note your statement on page 21, regarding the conditions, that “[a]ny determination by the Offeror concerning the events described in this Section 4 will be final and binding upon all parties.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding changes throughout your document, including page 27.

Response: We have amended Items 3, 4, 7 and 14 of the Offer portion of the Offer and Circular to make clear that any such determination is subject to a party’s ability to seek judicial review.

Each of the changes to the Offer and Circular referenced above have been made in the Notice of Variation dated July 14, 2006 that was mailed to the shareholders of Canadian Southern

Mayer, Brown, Rowe & Maw LLP
   Celeste M. Murphy
   July 14, 2006

Petroleum Ltd. On July 14, 2006 and included as an exhibit to Amendment No. 2 to the Schedule TO filed with the SEC by the Offeror, Acquiror and Trust.
In connection with this letter, we hereby acknowledge on behalf of our clients that:
•	The bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about this letter or the filing, please contact me at (312) 701-7960.
Sincerely,
/s/ Michael L. Hermsen
Michael L. Hermsen
cc:	Trudy Curran Richard Shaw